UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CIMPRESS N.V.

(Name of Issuer)

Ordinary Shares, €0.01 par value

(Title of Class of Securities)

N20146 10 1

(CUSIP Number)

Prescott General Partners LLC
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,906,492
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,906,492

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,906,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,838,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,838,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,838,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 138,566
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 138,566
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON EP

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,551,679
	8	SHARED VOTING POWER 141,650
	9	SOLE DISPOSITIVE POWER 1,551,679
	10	SHARED DISPOSITIVE POWER 141,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N20146 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,105[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,105[1]
	10	SHARED DISPOSITIVE POWER 216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,321[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 5,289 share options granted to Mr. Vassalluzzo under the Issuer’s 2005 Non-Employee Directors’ Share Option Plan that vest on or before November 15, 2019.

Explanatory Note:

The following constitutes Amendment No. 3 (the “Amendment”) to the joint filing on Schedule 13D by Prescott General Partners LLC (“PGP”), Prescott Associates L.P. (“Prescott Associates”), Thomas W. Smith and Scott J. Vassalluzzo originally filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2015, as amended by Amendment No. 1 filed with the SEC on February 17, 2016 by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo, and Amendment No. 2 filed with the SEC on November 7, 2019 by PGP, Prescott Associates, the Prescott Investors Profit Sharing Trust (“PIPS”), Thomas W. Smith and Scott J. Vassalluzzo (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the penultimate paragraph of Item 4:

“On November 15, 2019, certain of the Reporting Persons (collectively, the “Prescott Group”) entered into a letter agreement with the Issuer (the “Letter Agreement”) pursuant to which they agreed that in the event certain conditions described in the Letter Agreement are satisfied in connection with the Issuer’s proposed cross-border merger to change its jurisdiction of incorporation from The Netherlands to Ireland, the Prescott Group collectively will sell such number of the Issuer’s ordinary shares as may be necessary for the Prescott Group to maintain or reduce its per centum holdings in Cimpress plc, the successor company to the Issuer, relative to its per centum holdings in the Issuer, such that the Prescott Group remains exempt from the filing requirements of The Hart-Scott-Rodino Antitrust Improvements Act of 1976. The foregoing summary of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the text of the Letter Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following as the penultimate paragraph:

“The disclosures set forth in Item 4 regarding the Letter Agreement are hereby incorporated by reference into this Item 6.”

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.       Agreement relating to the joint filing of Statement on Schedule 13D dated November 15, 2019.

2.        2005 Non-Employee Directors’ Share Option Plan, as amended (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 filed with the SEC on October 29, 2010).

3.       2011 Equity Incentive Plan (incorporated by reference to Appendix A to the Issuer’s Definitive Proxy Statement on Schedule 14A dated and filed with the SEC on June 8, 2011).

4.       2016 Performance Equity Plan, as amended (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2018).

5.        Letter Agreement dated November 15, 2019 between the Issuer, Prescott Associates, Idoya Partners L.P., Prescott International Partners L.P., PIPS, Ridgeview Smith Investments LLC, and Thomas W. Smith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2019

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13D, dated November 15, 2019, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: November 15, 2019

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
	Name:	Scott J. Vassalluzzo
	Title:	Managing Member

PRESCOTT ASSOCIATES L.P.

	By:	Prescott General Partners LLC
	Its:	General Partner

/s/ Scott J. Vassalluzzo
	Name:	Scott J. Vassalluzzo
	Title:	Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
	Name:	Scott J. Vassalluzzo
	Title:	Trustee

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 5

Cimpress N.V.

Building D, Xerox Technology Park
Dundalk, Co. Louth

Ireland

November 15, 2019

Idoya Partners L.P.

Prescott Associates L.P.

Prescott International Partners L.P.

Prescott Investors, Inc. Profit Sharing Plan

Ridgeview Smith Investments LLC

Thomas W. Smith

2200 Butts Road, Suite 320

Boca Raton, FL  33431

Re:    Open Market Sale

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) confirms the agreement between Cimpress N.V. (“Cimpress”) and you (collectively, the “Prescott Group” and each, a “Prescott Group Member”) as set forth herein. Reference is hereby made to the common draft terms of merger (“Common Draft Terms”) between Cimpress Limited and Cimpress N.V. dated September 17, 2019 providing for Cimpress to change its jurisdiction of incorporation from The Netherlands to Ireland through a cross-border merger. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Common Draft Terms. By executing this Letter Agreement below, Cimpress and the Prescott Group hereby agree that:

1.	Open Market Sale. In the event that any Cimpress Shareholder who has voted against the Merger files a Cash Compensation Request in accordance with the terms of the Common Draft Terms, one or more Prescott Group Members will, the same day as the Effective Time of the Merger, effect one or more open market sales (collectively, the “Open Market Sale”) through which the Prescott Group collectively will sell a number of ordinary shares of Cimpress (the “Requisite Amount”) that is necessary for the Prescott Group to maintain or reduce its per centum holdings in Cimpress plc, the Successor Company, relative to its per centum holdings in Cimpress such that the Prescott Group remains eligible for the exemption provided under 16 CFR § 802.10 from the filing requirements of The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”). Cimpress will use commercially reasonable efforts to cooperate with and assist the Prescott Group in determining the Requisite Amount. Notwithstanding the foregoing, no Prescott Group Member or any of its respective affiliates makes any representation to Cimpress or the Successor Company or any of their respective affiliates regarding whether the Prescott Group will satisfy such exemption.

2.	Expense Reimbursement. Cimpress will reimburse all reasonable and documented out-of-pocket expenses incurred by each Prescott Group Member or any of its respective affiliates in respect of third-party advisors retained by any Prescott Group Member and/or its affiliates to assist with the determination of whether an HSR filing is required, including the availability of an exemption to such filing requirement and related matters, and the Open Market Sale, including the filing of one or more Schedule 13D amendments and Forms 4 with the U.S. Securities and Exchange Commission to report changes in the beneficial ownership of any equity securities of the Prescott Group and its affiliates as required by the Securities Exchange Act of 1934 and rules thereunder (such total amount payable by Cimpress, the “Reimbursement Amount”). Cimpress shall promptly pay the Reimbursement Amount within 30 days after receiving documentation from the Prescott Group evidencing the Reimbursement Amount. Notwithstanding anything to the contrary contained herein, in no event shall the Prescott Group be entitled to receive more than an aggregate of $30,000 pursuant to the provisions of this Section 2.

3.	Miscellaneous.

a.       Governing Law. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to choice or conflicts of laws provisions.

b.       Amendments and Waivers. Any term of this Letter Agreement may be amended, and the observance of any term of this Letter Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively), only with the written consent of Cimpress and each Prescott Group Member; provided that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of the other party. No waivers of or exceptions to any term, condition or provision of this Letter Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition or provision.

d.       Severability. In the event that any provision of this Letter Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Letter Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties shall use their reasonable best efforts to replace such void or unenforceable provision of this Letter Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

e.       Assignment; Successors and Assigns. This Letter Agreement and all rights and obligations hereunder shall not be assigned by any party hereto without the prior written consent of the other parties. Any Prescott Group Member may assign its rights hereunder to any of its affiliates. This Letter Agreement shall be binding upon the successors and assigns of the parties hereto.

f.       Counterparts. This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including ..pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

g.       Notices. All notices to be given or delivered under or by reason of the provisions of this Letter Agreement shall be in writing and delivered by electronic mail at the email addresses set forth below:

Notices to the Prescott Group:

Attention:	Michelle Chung
Email:	mchung@prescottinvestors.com

with a copy to:

Venable LLP
Attention:	Jeffrey Ostrager and Paul Feinstein
Email:	jnostrager@venable.com; pfeinstein@venable.com

Notices to Cimpress:

Cimpress N.V.
Attention:	Matthew Walsh, Vice President and General Counsel Kathryn Leach, Senior Securities Counsel
Email:	mwalsh@cimpress.com; kleach@cimpress.com

with a copy to:

Goodwin Procter LLP
Attention:	Gregg Katz, Lillian Kim and Kara Kuritz
Email:	gkatz@goodwinlaw.com; lkim@goodwinlaw.com; kkuritz@goodwinlaw.com

h.       Termination. This Letter Agreement shall automatically terminate and be of no further force or effect upon the earlier to occur of (i) the expiration of the Election Period without a Cash Compensation Request having been filed or (ii) the completion of the Open Market Sale, provided that any reimbursement obligations set forth in Section 2 shall survive until paid by Cimpress or the Successor Company.

i.       Entire Agreement. This Letter Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

Please confirm that the above correctly reflects our understanding and agreement with respect to the foregoing matters by executing and returning a copy of this Letter Agreement.

Sincerely,

CIMPRESS N.V.

By:	/s/ Matthew Walsh
Name:	Matthew Walsh
Title:	Vice President, General Counsel, and Secretary

AGREED AND ACCEPTED:

IDOYA PARTNERS L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott Vassalluzzo
Name:	Scott Vassalluzzo
Title:	Managing Member

PRESCOTT ASSOCIATES L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott Vassalluzzo
Name:	Scott Vassalluzzo
Title:	Managing Member

PRESCOTT INTERNATIONAL PARTNERS L.P.

By:	Prescott General Partners LLC
Its:	General Partner

/s/ Scott Vassalluzzo
Name:	Scott Vassalluzzo
Title:	Managing Member

PRESCOTT INVESTORS, INC. PROFIT SHARING PLAN

By:	/s/ Scott Vassalluzzo
Name:	Scott Vassalluzzo
Title:	Trustee

RIDGEVIEW SMITH INVESTMENTS LLC

By:	/s/ Thomas W. Smith
Name:	Thomas W. Smith 2013 Revocable Trust
Title:	Member / Trustee

/s/ Thomas W. Smith
Thomas W. Smith